UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Saleen Automotive, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

794016 105

(CUSIP Number)

Steve Saleen

c/o Saleen Automotive, Inc.

2735 Wardlow Road

Corona, California 92882

(800) 888-8945

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 4)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 794016 105	Page 2 of 4

1	NAME OF REPORTING PERSON
SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Steve Saleen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[ ]
	(b)	[X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO

5	CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF	7	SOLE VOTING POWER

SHARES		302,133,875
	8	SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH	9	SOLE DISPOSITIVE POWER

REPORTING		302,133,375
	10	SHARED DISPOSITIVE POWER
PERSON WITH

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

302,133,375
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

53.7% (1)
14	TYPE OF REPORTING PERSON*

IN

(1)      Based on a total of 260,907,311 shares of our common stock outstanding as of June 16, 2015.

This Schedule 13D/A (“Schedule 13D/A”) amends the following sections of the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2013 and amended on July 24, 2013 and January 23, 2014 (“Schedule 13D”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and amended by the information below.

On January 13, 2014, the Company filed a Certificate of Amendment to Articles of Incorporation (the “Amendment”) pursuant to which the Company increased the authorized shares of Common Stock to 500,000,000. The Amendment triggered the automatic conversion of all outstanding shares of then outstanding Super Voting Preferred Stock. Consequently, on January 13, 2014, the Reporting Person’s 146,666.7 shares of Super Voting Preferred Stock automatically converted into 18,333,843 shares of Common Stock. The Reporting Person previously reported 18,333,343 shares of Common Stock received upon conversion of the Super Voting Preferred Stock.

On June 16, 2015, the Reporting Person exchanged his outstanding 82,133,875 shares of Common Stock for 82,133.875 shares of the registrant’s Super Voting Preferred Stock, par value $0.0001 per share (“Super Voting Preferred Stock”). Each share of Super Voting Preferred Stock automatically converts into 1,000 shares of Common Stock upon the effectiveness of an amendment to the registrant’s Articles of Incorporation that provides for a sufficient number of shares of Common Stock to permit the conversion of all outstanding shares of Super Voting Preferred Stock, and has a number of votes equal to the number of shares of Common Stock into which it is convertible.

On June 16, 2015, the registrant issued 220,000 shares of Super Voting Preferred Stock to the Reporting Person in exchange for $220,000 of indebtedness owed by the registrant to the Reporting Person.

The beneficial ownership of Common Stock reported in this Schedule 13D/A by the Reporting Person is based on the Reporting Person’s ownership of Super Voting Preferred Stock, on an as-converted-to-common-stock basis, and assumes a total of 260,907,311 shares of Common Stock outstanding as of June 16, 2015.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is supplemented and amended by the information below.

Reference is made to the disclosure set forth under Item 3 this Schedule 13D/A, which disclosure is incorporated herein by reference.

As of June 16, 2015, the Reporting Person beneficially owned 302,133.875 shares of Super Voting Preferred Stock, which are convertible into 302,133,875 shares of Common Stock (the “Shares”). Since 563,041,168 shares of Common Stock, assuming the conversion of the Super Voting Preferred Stock, were outstanding as of June 16, 2015, the Shares constitute approximately 53.7% of the shares of Common Stock, assuming the conversion of the Super Voting Preferred Stock, issued and outstanding.

The Reporting Person has the sole power vote or direct the vote of, and to dispose of or direct the disposition of, the Shares.

Transactions by the Reporting Person in Common Stock effected in the past 60 days are described in Item 3 above.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated: June 17, 2015	/s/ Steve Saleen
Steve Saleen